UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment 1)*

EXICURE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

30205M 101

(CUSIP Number)

September 26, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	30205M 101

1	NAMES OF REPORTING PERSONS Paul Tompkins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 183,040 shares of Common Stock
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 183,040 shares of Common Stock
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,040 shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 35,513,987 shares of common stock outstanding as of September 26, 2017, as reported by Exicure, Inc. in a Current Report on Form 8-K filed with the Commission on October 2, 2017.

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Explanatory Note

This Amendment No. 1 to the statement on Schedule 13G is being filed by the reporting person and amends and supplements the Schedule 13G filed with the U.S. Securities and Exchange Commission on June 26, 2017, and relates to the shares of common stock, par value $0.0001 (the “Common Stock”), of Exicure, Inc., formerly Max-1 Acquisition Corporation (the “Company”).

Item 2.

Item 2 (e) is hereby amended and restated in its entirety as follows:

(e)	CUSIP Number
30205M 101

Item 4. Ownership.

Item 4 is hereby amended and restated in its entirety as follows:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 183,040 shares of Common Stock.

(b)	Percent of class: 0.5%(1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 183,040 shares of Common Stock.

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 183,040 shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

Item 5 is hereby amended and restated in its as follows:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)	Based on 35,513,987 shares of common stock outstanding as of September 26, 2017, as reported by the Company in a Current Report on Form 8-K filed with the Commission on October 2, 2017.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2017	/s/ Paul Tompkins
Paul Tompkins

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